

June 30, 2010

Glenn K. Murphy
Chairman and Chief Executive Officer
The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

      Re: The Gap, Inc.
             Form 10-K for Fiscal Year Ended January 30, 2010
             Filed March 26, 2010
             File No. 001-07562

Dear Mr. Murphy:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Classification of Expenses, page 42

1.   We note your response to our prior comment one which asserts that the quantitative disclosure of merchandise handling and receiving expenses and distribution center general and administrative expenses would not enhance investors' understanding of your results of operations. However, we continue to believe that the quantification of these expenses would be useful to investors, especially considering your disclosure that your cost of goods sold and operating expenses may not be comparable to other apparel retail

companies. Additionally, please note that standard setters have required disclosure in various situations in which they permit the classification of expenses to be an accounting policy decision. Please provide us with the amount of distribution costs classified in operating expenses for each period and confirm that you will disclose the amount incurred for these types of expenses in future filings.

Item 15. Exhibits, Financial Statement Schedules

2.   We partially reissue comment three from our letter dated May 11, 2010. The fact that Exhibits 10.3, 10.5, 10.13, 10.14, 10.15 and 10.16 have terminated and are no longer in effect is not relevant. The agreements, when filed as material contracts, should have been filed in their entirety pursuant to Item 601 of Regulation S-K. Please file these exhibits in their entirety with your next periodic report.

3.   We note that section 2.16 of both Exhibit 10.2 and Exhibit 10.3 to your Form 10-Q filed June 8, 2010, refers to "Exhibit D," which does not appear to have been filed. Please file these exhibits in their entirety with your next periodic report.

Definitive Proxy Statement on Schedule 14A filed April 6, 2010

Executive Compensation and Related Information, page 27

4.   We reissue comment five from our letter dated May 19, 2010. We note that 25% of your bonus compensation was based upon individual objectives for most of your NEOs. In future filings, please disclose the individual objectives considered for each of the NEOs. Please provide draft disclosure in your response letter.

        You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Thomas J. Lima
        Fax: (415) 427-7475